Exhibit 99.8

English translation for information purposes only

GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company number: 0466.460.429

RLE Antwerp (division Mechelen)

(the “Company”)

Special report of the Board of Directors in accordance with

Article 604 of the Belgian Companies Code

Dear Shareholders,

In accordance with the provisions of article 604 of the Belgian Companies Code, the Board of Directors of Galapagos NV (the “Company” or “Galapagos”) has the honor to report, in this special report, on the proposals that shall be made to the Extraordinary Shareholders’ Meeting to be convened on 26 July 2016 (or on 18 August 2016 should the required quorum not be achieved at the first meeting) to grant an additional authorization to the Board of Directors to increase the share capital of Galapagos in the framework of the authorized capital.

1	Background

The Extraordinary Shareholders’ Meeting of 29 March 2005 authorized the Board of Directors to increase the share capital of the Company. This authorization was granted for a period of 5 years. It was renewed and increased by the Extraordinary Shareholders’ Meetings held on 6 January 2006, 24 April 2007, 2 June 2009, 23 May 2011, and, most recently, 26 April 2016. Under the current authorization, the share capital of the Company can be increased with maximum €49,726,531.42. Assuming that all warrants offered under Galapagos’ Warrant Plan 2016 and Warrant Plan 2016 RMV are accepted by their beneficiaries, a total amount of €4,679,650 would have been used at the date of this report.

2	Proposal to increase the authorized capital

In accordance with the provisions of article 604 of the Belgian Companies Code, the Board of Directors proposes to the Extraordinary Shareholders’ Meeting to be authorized for a period of five years to increase the share capital in one or several times with an amount of up to 40% of the current share capital in the specific circumstances set forth below and provided that the Company has not been notified of a public takeover bid for its shares at the time of such increase. In particular, the Board of Directors proposes to replace the temporary provisions of the articles of association of the Company with the following text:

“Authorized capital

The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Companies Code, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, the board of directors can increase the share capital of the Company in one or several times with an amount of up to €[●], i.e. 40% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with article 607 of the Companies Code, the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds

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English translation for information purposes only

and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code.

When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

3	Specific circumstances and purposes for use of authorized capital

The Board of Directors is of the opinion that the renewal and increase of the authorized capital is necessary to meet the needs of the Company as a listed company that has made a public appeal on savings.

Especially with the Company being publicly listed on Euronext Brussels, Euronext Amsterdam and NASDAQ, the procedure of convening an Extraordinary Shareholders’ Meeting for a capital increase is complex, expensive, and time consuming. This procedure can thus be incompatible with the fluctuations on the capital markets or with certain business opportunities that the Company would otherwise be able to take advantage of. The proposed authorization would allow the Board of Directors to increase the Company’s share capital in those circumstances in which it would be undesirable, impossible or inopportune to convene an Extraordinary Shareholders’ Meeting.

Such situation could occur when the Board of Directors determines that the cash position of the Company needs to be strengthened within a relatively short timeframe to finance and support its research and development programs or to enable the Company to react to new research and development opportunities in a quick and flexible way. In addition, the Company may wish to finance certain transactions, such as acquisitions, corporate partnerships or in-licensing deals, wholly or partially with the issuance of new shares or to permit one or more specific new shareholders to participate in its share capital. The convening of a Shareholders’ Meeting could in such circumstances e.g. lead to a premature announcement of the relevant transaction. With such (and other) transactions the Board of Directors shall aim for the continuous growth of the Company, where appropriate and/or possible by means of equity financing, and to strengthen the capital base of the Company by attracting strategic shareholders where possible.

The Board of Directors can also use the authorized capital to issue warrants in connection with Company’s remuneration policy for its and its subsidiaries’ employees, directors and independent consultants.

Finally, the Board of Directors notes that the proposed authorization cannot be used after the Belgian Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the shares of the Company.

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English translation for information purposes only

Made and approved on 14 June 2016.

For the Board of Directors of the Company,

[Signed]		[Signed]

Name:	Onno van de Stolpe	Name:	Harrold van Barlingen
Title:	Director	Title:	Director

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